UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 17, 2022

We are writing to you in accordance with the provisions of Article 28 of the Securities Market Law, Unified Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01.

In this regard, we hereby inform you as a Relevant Information Communication that today we have entered into a Bridge Loan Agreement for up to US$120,000,000 (One Hundred Twenty Million and 00/100 United States Dollars), with a group of financial entities comprised by: (i) Banco BTG Pactual S.A. - Cayman Branch, (ii) Banco Santander Peru S.A., (iii) HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and (iv) Natixis, New York Branch (the "Loan Agreement").

The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien).

The request for disbursement of the loan is subject to compliance with the terms and conditions of the Loan Agreement.

In addition, the proceeds of this loan will be used, among other corporate purposes, to execute the mandatory redemption of the bonds convertible into shares of AENZA S.A.A. that were issued on August 13, 2021 under the Indenture dated January 13, 2021.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 17, 2022